UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces that Aerostar Obtains Part 139 Operating Certificate from FAA and Makes Initial Payment of $615 Million to PRPA

Milestone Decision Clears Way for Modernization of Caribbean’s Busiest Airport

Mexico City, February 27, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced that Aerostar Airport Holdings, LLC (“Aerostar”) announced has won approval by the Federal Aviation Administration (“FAA”) to lease and operate the San Juan Luis Muñoz Marin (“SJU”) International Airport as a public-private partnership.  Aerostar is a joint venture of Highstar Capital and ASUR. The approval paves the way for SJU to become the first major airport in the U.S. run by a private operator under the FAA’s Pilot Privatization Program, which was signed into law in 1996. Aerostar will now begin to move forward with its plan to invest nearly $1.4 billion over the 40-year life of the lease to transform SJU into a world-class airport gateway.

“The FAA’s decision is a historic milestone in unleashing entrepreneurs and engendering innovation at America’s airports,” said Christopher Lee, Highstar’s founder and managing partner. “The U.S. at last joins a long and growing list of airports and seaports that are harnessing market forces to deliver first-class infrastructure, which America desperately needs to stay competitive in a global economy.”

 ”We look forward to transforming SJU into a best-in-class facility that fully meets the needs of both domestic and international travelers to further enhance its position as the busiest airport in the Caribbean,” added ASUR’s Chairman, Fernando Chico Pardo. “Safety, security and efficiency are our top priorities, and we will bring a ‘customer first’ orientation to all that we do.”

"We are delighted by the FAA’s decision and look forward to strengthening Puerto Rico's standing as a top cultural, commercial and tourism destination in the region," added Agustín Arellano Rodríguez, president of Aerostar. “We are committed to taking SJU to the next level to better serve the people of Puerto Rico and air travelers from around the world. We are grateful to the Governor of Puerto Rico and his team, along with the airlines, for their strong support and partnership as we begin to build together a new chapter in U.S. aviation history.”

Aerostar made an upfront $615 million leasehold fee, with the goal of improving aviation services and the passenger experience while creating crucial jobs for Puerto Rico, followed by up to $240 million during the first three years of its lease to complete needed maintenance projects, improve passenger flow, upgrade roadways and technological infrastructure, reduce security wait times and improve and enhance airport retail offerings. As previously announced by the Puerto Rico Ports Authority (“PRPA”), Aerostar will operate SJU for forty years as a public-private partnership (“PPP”). It will immediately begin to operate the Airport, together with the PRPA, through a transitional process that will last several months.

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SJU is the Caribbean’s busiest airport, handling more than 8.4 million passengers in fiscal year 2012. According to the PRPA, SJU currently generates more than 8,000 direct and indirect jobs and recently opened the newly-constructed Terminal A, which is served by JetBlue Airways. Aerostar expects at least 1,500 direct and indirect construction-related jobs to be created through its near-term capital investment program, which will be one of Puerto Rico’s largest construction projects. The transaction will create approximately 2,100 near-term direct jobs, once jobs in landscaping, cleaning and maintenance are included.

Aerostar's partners are industry leaders in revitalizing transportation and aviation infrastructure and managing PPPs throughout the world. The Puerto Rican government has estimated that it will receive more than $2.6 billion in revenues and other benefits from the PPP over the life of the lease.

About Aerostar Airport Holdings, LLC
Aerostar is a Puerto-Rico based joint venture between Highstar, an American infrastructure investment firm, and an affiliate of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading airport management firm. It is a limited liability company registered in Puerto Rico. Its members each hold 50% of the partnership interests in the company. Aerostar has a forty-year lease to manage and upgrade SJU.

About Highstar Capital
Highstar Capital is an independently owned and operated private equity firm with an operationally focused, value-added strategy. Based in New York, the firm was founded in 1998.  Since 2000, the Highstar Team has managed approximately $7.6 billion on behalf of our managed funds and co-investors, including investments in energy infrastructure, environmental services infrastructure, infrastructure, and transportation infrastructure.  For more information please visit Highstar Capital's website at www.highstarcapital.com.

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares. For more information please visit ASUR's website at http://www.asur.com.mx

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

 - END -

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 27, 2013